SIGMA LABS, INC.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

July 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sigma Labs, Inc.
Registration Statement on Form S-3
Filed July 9, 2020
File No. 333-239774

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Sigma Labs, Inc., a Nevada corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Friday, July 17, 2020, or as soon thereafter as is practicable.

Very truly yours,

SIGMA LABS, INC.

By:	/s/ Mark K. Ruport
Mark K. Ruport
Chief Executive Officer